Geoffrey Libby is the Producer and Operations Director of *The Speakeasy*. He has more than fifteen years' experience in the theatre industry. He co-designed and constructed the original 3,300 square foot immersive theatrical environment of the play. As a scenic designer and technician, Mr. Libby has worked with numerous theatre companies, including Berkeley Repertory Theatre, Boxcar Theatre, Crowded Fire Theater, Killing My Lobster, and others. As an actor, he has worked with California Shakespeare Theater, Berkeley Repertory Theatre, Cutting Ball Theater, Boxcar Theatre, and many others. He has performed in site-specific shows with We Players, and co-coordinated audience interaction for their production of *Hamlet* on Alcatraz Island. Mr. Libby is also a writer, and from 2003-05, he served as editor for the small poetry co-op, Eye for an Iris Press. He contributes to the creative content of *The Speakeasy*, including storyboarding, character development, playwriting, direction, and moments for audience interaction. A veteran of the service industry, Mr. Libby has worked as bar manager, bartender, and server for more than ten years, and worked front-of-house for *Blue Man Group* in Boston prior to relocating to the West Coast in 2005. Mr. Libby holds a B.A. in English from Tufts University.